UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13605

ELGIN FINANCIAL CENTER, SB 401 (K) EMPLOYEE BENEFIT PLAN AND TRUST (“PLAN”)
(Exact name of registrant as specified in its charter)
55th & Holmes Avenue, Clarendon Hills, Illinois 60514
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interest in 401(K) Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of Securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, MAF Bancorp, Inc. (successor by merger to EFC Bancorp, Inc.‚ the Plan sponsor) has caused this certification/notice to be signed on behalf of the Plan by the undersigned duly authorized person.

Date: June 16, 2006	Name: /s/ Jerry A. Weberling Title: Plan Admiminstration Committee Member